

RECEIVED
2008 OCT 27 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File N° 82-4944

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24





October 23, 2008

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

PROCESSED
OCT 27 2008
THOMSON REUTERS

SUPPL

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press releases.

Sincerely,

Véronique Gillet
Senior Vice President, Investor Relations

Encl.: Essilor Finalizes Satisloh Acquisition
Financial Information for the First Nine Months of 2008

ESSILOR

RECEIVED
2008 OCT 27 A 10:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

COMMUNIQUÉ

Essilor finalise l'acquisition de Satisloh

Charenton-le-Pont (le 13 octobre 2008 – 8h30) – Après avoir levé l'ensemble des conditions suspensives, Essilor vient de finaliser l'acquisition* de 100% du capital de Satisloh Holding AG, le leader mondial des équipements de prescription optique.

Satisloh conçoit et commercialise pour les laboratoires de prescription des machines de surfaçage et d'antireflet, ainsi que des consommables. La société a réalisé un chiffre d'affaires de 161 millions d'euros en 2007 et emploie plus de 400 personnes dans le monde.

(*) Dans un communiqué publié le 16 juin 2008, Essilor avait annoncé avoir signé un accord pour acquérir Satisloh auprès du groupe suisse Schweiter Technologies.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 270 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.
L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.
Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP.

Relations Investisseurs et Communication Financière
Véronique Gillet – Sébastien Leroy
Tél.: 01 49 77 42 16
www.essilor.com


ESSILOR

NEWS RELEASE

Essilor Finalizes Satisloh Acquisition

Charenton-le-Pont (October 13, 2008 – 8:30 a.m.) – Following fulfillment of all the conditions precedent, Essilor has now completed the acquisition* of all outstanding shares of Satisloh Holding AG, the world leader in prescription optical equipment.

Satisloh designs and markets antireflective coating units and surfacing machines, as well as consumables, for prescription laboratories. It reported €161 million in revenue in 2007 and employs more than 400 people around the world.

(*) On June 16, Essilor announced that it had agreed to acquire Satisloh from Swiss company Schweiter Technologies.

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 270 lens finishing laboratories and local distribution networks.
The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index.
(ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communications
Véronique Gillet – Sébastien Leroy
Phone: +33 (0)1 49 77 42 16
www.essilor.com

ESSILOR

COMMUNIQUÉ

Information financière 9 mois 2008

Une croissance organique des ventes toujours solide : + 5,4 %

Charenton-le-Pont (23 octobre 2008 - 6h30) - Au 30 septembre 2008, le chiffre d'affaires consolidé d'Essilor International, numéro un mondial de l'optique ophtalmique, s'établit comme suit :

Chiffre d'affaires consolidé – 9 mois

En millions d'euros	**30/09/2008**	30/09/2007	Variation Publiée*	**Variation en base homogène**
Chiffre d'affaires consolidé Groupe	**2 277,8**	2 200,3	+ 3,5 %	**+ 5,4 %**
Europe	***1 022,6***	*987,2*	*+ 3,6 %*	***+ 2,7 %***
Amérique du Nord	***945,1***	*932,4*	*+ 1,4 %*	***+ 6,3 %***
Asie Océanie	***211,6***	*200,9*	*+ 5,3 %*	***+ 8,8 %***
Amérique latine	***98,5***	*79,8*	*+ 23,5 %*	***+ 20,1 %***

(*) Effet périmètre : + 3,9 % ; effet de change : - 5,8 %.

Le chiffre d'affaires consolidé d'Essilor s'élève à 2 277,8 millions d'euros, en progression de 5,4 % à structure et taux de change constants et de 9,3 % hors effet de change. L'effet de périmètre représente + 3,9 % ; il est constitué des acquisitions de 2008 et d'une partie de celles réalisées en 2007. En dépit de l'appréciation récente du dollar américain, l'effet de change, également impacté par la baisse de la livre sterling et du won coréen, reste fortement négatif, soit – 5,8 %.

La croissance organique du groupe se maintient donc à un niveau conforme à sa tendance historique, une performance notable dans le contexte économique actuel. Cette progression s'est notamment appuyée sur :

- une hausse des volumes de verres mondiaux de l'ordre de 5 % à fin septembre ;
- et une progression de l'ensemble des réseaux du groupe.

Chiffre d'affaires consolidé – 3ème trimestre

En millions d'euros	**3ème trim. 2008**	3ème trim. 2007	Variation Publiée*	**Variation en base homogène**
Chiffre d'affaires consolidé Groupe	**757,6**	723,5	+ 4,7 %	**+ 5,5 %**
Europe	***325,5***	*311,5*	*+ 4,5 %*	***+ 2,7 %***
Amérique du Nord	***319,6***	*310,0*	*+ 3,1 %*	***+ 5,1 %***
Asie Océanie	***74,6***	*72,3*	*+ 3,2 %*	***+ 12,1 %***
Amérique latine	***37,9***	*29,7*	*+ 27,8 %*	***+ 24,2 %***

(*) Effet périmètre : + 3,4 % ; effet de change : - 4,2 %.

Au 3ème trimestre 2008, le chiffre d'affaires consolidé hors effet de change d'Essilor affiche une augmentation de 8,9 %. La croissance organique du groupe (+ 5,5 %) s'inscrit dans la lignée des deux premiers trimestres (respectivement 6,2 % et 4,6 %). Le redressement du dollar américain face à l'euro a permis de réduire l'impact négatif des effets de devises, soit – 4,2 %. Enfin, l'effet périmètre ressort à + 3,4 %.

En **Europe**, les situations demeurent contrastées d'un pays à l'autre. L'Allemagne, les Pays-Bas et les pays de l'Est, dont notamment la Russie, affichent de belles progressions. La France connaît une croissance modeste. A l'inverse, l'Espagne, l'Italie et le Royaume-Uni souffrent de conditions économiques particulièrement difficiles. Globalement, la stratégie multi-réseau poursuivie par Essilor a permis au groupe de renforcer ses positions dans la région.

La croissance en **Amérique du Nord** a souffert d'une base de comparaison particulièrement élevée (+ 10,7 % de croissance homogène au troisième trimestre 2007). La croissance observée aux Etats-Unis est essentiellement tirée par la bonne tenue des optométristes indépendants.

En **Asie**, l'ensemble des pays émergents est bien orienté, en particulier l'Inde et la Corée du Sud. Après un premier semestre difficile, l'Australie a renoué avec la croissance. Le Japon affiche pour sa part des ventes en léger retrait dans un marché sensiblement dégradé.

L'**Amérique latine** confirme, avec l'accélération de sa croissance au Brésil, son excellent début d'année.

ESSILOR

Événements importants du 3ème trimestre et autres opérations

Acquisitions

Au cours du troisième trimestre, Essilor a finalisé quatre nouvelles acquisitions dont deux en Europe, avec **Nika GmbH**, le distributeur exclusif des verres Nikon en Allemagne, et **Omega Optix**, qui dispose de deux laboratoires de prescription situés en République tchèque et en Slovaquie. Aux Etats-Unis, Essilor a également fait l'acquisition d'**Optimatrix**, un laboratoire de prescription situé en Alabama. Par ailleurs, en Inde, Essilor a repris les actifs de la division ophtalmique de **Sankar & Co** regroupant 5 laboratoires anciennement franchisés dans la région de Coimbatore.

Depuis le 1er janvier, le groupe a réalisé 17 opérations de croissance externe représentant un chiffre d'affaires additionnel de 91 millions d'euros en année pleine pour un montant d'investissement de 78 millions. La finalisation de l'acquisition de **Satisloh** début octobre porte à 418 millions le montant total d'investissement, pour un chiffre d'affaires global annuel acquis de 252 millions d'euros.
Enfin, au Brésil, Essilor vient de prendre 51 % de **Technopark**, une société en « joint venture » qui regroupe les activités de deux laboratoires de prescription situés à Sao Paulo et réalisant 10 millions d'euros de chiffre d'affaires. Technopark sera opérationnelle début 2009.

Rachat de titres – Trésorerie

Au cours du troisième trimestre, le groupe a acquis, pour un montant de 48 millions d'euros, 1 500 000 actions Essilor qui ont vocation à être annulées. Ces opérations s'inscrivent dans le cadre du programme de rachat d'actions mis en place en juillet pour compenser la dilution liée à la conversion potentielle des OCEANE d'échéance juillet 2010.
Pendant cette période, l'excédent de trésorerie d'Essilor s'est accru de 54 millions d'euros et totalise 163 millions d'euros. Compte tenu du décaissement lié à l'acquisition de Satisloh intervenu après la clôture du troisième trimestre et des perspectives de génération de flux de trésorerie, le groupe devrait être très légèrement endetté à la fin de l'année 2008.

Annexe : Chiffres d'affaires trimestriels

En millions d'euros	T3 2008	T2 2008	T1 2008	T3 2007	T2 2007	T1 2007
Chiffre d'affaires consolidé Groupe	**757,6**	**758,0**	**762,2**	**723,3**	**741,2**	**735,6**
Europe	*325,5*	*350,7*	*346,4*	*311,3*	*341,2*	*334,5*
Amérique du Nord	*319,6*	*307,2*	*318,3*	*310,0*	*310,7*	*311,7*
Asie Océanie	*74,6*	*67,9*	*69,2*	*72,3*	*63,3*	*65,3*
Amérique latine	*37,9*	*32,3*	*28,3*	*29,7*	*26,0*	*24,1*
Croissance organique (%)	**5,5**	**4,6**	**6,2**	**8,6**	**8,9**	**8,1**



Une conférence téléphonique aura lieu ce jour à 9 heures.

Le numéro à composer est : + 33 (0)1 70 99 43 04

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20081023-D630FD1B/fr

Une autre conférence suivra à 10 heures en anglais.

Le numéro à composer est : + 44 (0)20 7138 0826

Elle sera retransmise en différé et accessible sur Internet par le lien suivant :

http://hosting.3sens.com/Essilor/20081023-D630FD1B/en

Calendrier 2009 des publications et réunions

Chiffre d'affaires annuel 2008 : jeudi 29 janvier 2009.

Résultats de l'exercice 2008 : jeudi 5 mars 2009.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Essilor® et Definity®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 15 sites de production, de ses 270 laboratoires de prescription (finition des verres) et de ses réseaux de distribution.

L'action Essilor est cotée sur le marché Euronext à Paris et fait partie de l'indice CAC 40.

Codes : ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF:FP.

Relations Investisseurs et Communication Financière

Véronique Gillet – Sébastien Leroy

Tél. : + 33 (0)1 49 77 42 16

www.essilor.com



NEWS RELEASE

Financial Information for the First Nine Months of 2008

Robust Organic Growth, Revenue up 5.4%

Charenton-le-Pont, France (October 23, 2008 – 6:30 a.m.) – Essilor International, the world leader in ophthalmic optics, today announced its consolidated revenue for the nine months ended September 30, 2008.

Consolidated revenue – nine months

€ millions	**2008 (9 months)**	2007 (9 months)	% change (reported)*	**% change (like-for-like)**
Consolidated revenue	**2,277.8**	2,200.3	+3.5%	**+5.4%**
Europe	***1,022.6***	*987.2*	*+3.6%*	***+2.7%***
North America	***945.1***	*932.4*	*+1.4%*	***+6.3%***
Asia-Pacific	***211.6***	*200.9*	*+5.3%*	***+8.8%***
Latin America	***98.5***	*79.8*	*+23.5%*	***+20.1%***

**Changes in scope of consolidation added 3.9%; the currency effect was a negative 5.8%.*

Consolidated revenue for the first nine months of 2008 totaled €2,277.8 million, up 5.4% on a reported basis and 9.3% excluding the currency effect. Changes in scope of consolidation accounted for 3.9% of growth, corresponding to companies acquired in 2008 and certain ones acquired in 2007. Despite the dollar's recent rise against the euro, the currency effect remained a sharply negative 5.8%, reflecting the weaker British pound and Korean won.

Organic growth therefore continues to track the trend rate, which is a significant achievement in today's challenging economic environment. This performance was attributable to:

- Around 5% increase in global lens volumes over the period.
- Growth in all of the Company's networks.



Consolidated revenue – third quarter

€ millions	**Q3 2008**	Q3 2007	% change (reported)*	**% change (like-for-like)**
Consolidated revenue	**757.6**	723.5	+4.7%	**+5.5%**
Europe	***325.5***	*311.5*	*+4.5%*	***+2.7%***
North America	***319.6***	*310.0*	*+3.1%*	***+5.1%***
Asia-Pacific	***74.6***	*72.3*	*+3.2%*	***+12.1%***
Latin America	***37.9***	*29.7*	*+27.8%*	***+24.2%***

**Changes in scope of consolidation added 3.4%; the currency effect was a negative 4.2%.*

In the third quarter alone, revenue rose by 8.9% excluding the currency effect and by 5.5% on an organic basis, in line with 6.2% and 4.6% reported, respectively, in the first and second quarters. The dollar's upturn against the euro helped to ease the negative currency effect to 4.2%, while changes in scope of consolidation added 3.4% to growth.

In **Europe**, performance continued to vary by country. Growth was strong in Germany, the Netherlands and Eastern Europe, particularly Russia, but was modest in France. Sales in Spain, Italy and the United Kingdom were hurt by the particularly challenging economic environment. In all, Essilor's multi-network strategy enabled it to strengthen its positions in the region.

Growth in **North America** suffered from the high basis of comparison with third-quarter 2007, when sales rose 10.7% like-for-like. Gains in the United States were led by firm demand from independent eyecare professionals.

In **Asia**, all of the emerging markets are expanding, particularly India and South Korea. The Australian market returned to growth after a difficult first half, while Japanese sales eased slightly on considerably weaker demand.

Sales picked up momentum in Brazil, enabling **Latin America** to pursue its excellent early-year start.



Third quarter highlights and other transactions

Acquisitions

Four acquisitions were completed during the third quarter. Two were in Europe, with **Nika GmbH**, Germany's exclusive distributor of Nikon lenses, and **Omega Optix**, which has two prescription laboratories in the Czech Republic and Slovakia. The other two are in the United States, with **Optimatrix,** a prescription laboratory in Alabama, and in India, with the assets of **Sankar & Co**'s ophthalmic division, comprising five formerly franchised laboratories in the Coimbatore region.

In all, during the first nine months of the year, Essilor made 17 acquisitions together representing annual revenue of €91 million for a total investment of €78 million. The completion of the **Satisloh** acquisition in early October has lifted the year's investment to €418 million, for total acquired annual revenue of €252 million.

Lastly, in Brazil, Essilor has just acquired a 51% stake in **Technopark**, a joint venture combining the business operations of two prescription laboratories in São Paulo with aggregate annual revenue of €10 million. Technopark will begin operations in early 2009.

Share buybacks – Cash position

During the third quarter, 1.5 million shares of Essilor common stock were purchased at a total cost of €48 million for subsequent cancellation. These transactions were part of the share buyback program implemented last July to offset the potential dilution that would arise on conversion of the OCEANE bonds maturing in July 2010.

Net cash and cash equivalents improved by €54 million during the quarter to €163 million. However, due to the cash outlay for the acquisition of Satisloh after the quarter-end and the forecast cash flow over the rest of the year, the Company expects to end 2008 in a slight net debt position.

Appendix: Quarterly revenue data

€ millions	Q3 2008	Q2 2008	Q1 2008	Q3 2007	Q2 2007	Q1 2007
Consolidated revenue	**757.6**	**758.0**	**762.2**	**723.3**	**741.2**	**735.6**
Europe	*325.5*	*350.7*	*346.4*	*311.3*	*341.2*	*334.5*
North America	*319.6*	*307.2*	*318.3*	*310.0*	*310.7*	*311.7*
Asia-Pacific	*74.6*	*67.9*	*69.2*	*72.3*	*63.3*	*65.3*
Latin America	*37.9*	*32.3*	*28.3*	*29.7*	*26.0*	*24.1*
Organic growth	**5.5%**	**4.6%**	**6.2%**	**8.6%**	**8.9%**	**8.1%**



A conference call in French will be held today at 9:00 a.m., CEST.
The number to dial is: +33 (0)1 70 99 43 04
The conference will be available for later listening at:
http://hosting.3sens.com/Essilor/20081023-D630FD1B/fr

A conference call in English will be held today at 10:00 a.m., CEST.
The number to dial is: +44 (0)20 7138 0826.
The conference will be available for later listening at:
http://hosting.3sens.com/Essilor/20081023-D630FD1B/en

2009 investor calendar
2008 Revenue will be announced on Thursday, January 29
2008 Results will be announced on Thursday, March 5

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Essilor® and Definity® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 15 production sites, 270 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market and is included in the CAC 40 index. Codes and symbols: ISIN: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF.FP.

Investor Relations and Financial Communications
Véronique Gillet – Sébastien Leroy
Phone: + 33 (0)1 49 77 42 16
www.essilor.com

END